SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 25, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated October 25, 2005, regarding Ericsson’s announcement to acquire key assets of Marconi’s telecommunications business..

Press release
October 25, 2005

Ericsson to acquire key assets of Marconi’s telecommunications business

Ericsson today announces that it has reached an agreement with Marconi Corporation plc to acquire the parts of Marconi’s telecommunications business that are strategically important to Ericsson.

•	The agreement strengthens Ericsson’s position in the accelerating transmission segment

•	Expands Ericsson’s platform for leadership in next generation converging networks

•	Adds sales of approximately SEK 14.0 b. (GBP 1.0 b.), acquisition price SEK 16.8 b. (GBP 1.2 b.)

•	Will contribute positively to EPS from 2007, neutral effect in 2006

•	Headquarters and certain businesses in UK and Germany are not part of the acquisition

•	Marconi’s UK pension plan is not part of the acquisition

Carl-Henric Svanberg, President and CEO of Ericsson, said: “The acquisition of the Marconi businesses has a compelling strategic logic and is a robust financial case. As fixed and mobile services converge, our customers will substantially benefit from this powerful combination.”

Building on complementary strengths

Mobile and fixed broadband access is quickly growing throughout the world. Ericsson is leading the build out of mobile broadband and has a strong position also in the new wireline technology. The upgrade to broadband will lead to a massive increase in data traffic. As a consequence, transmission capacity in telecom networks will have to be dramatically increased.

Marconi’s competitive transmission offerings, especially in optical systems, will combine with Ericsson’s strong microwave radio position and worldwide sales organization to create a solid foundation for growth.

Telecom operators’ focus on next generation IP based networks is sharpening. Ericsson is determined to secure a leading position in this fast emerging field. This will require R&D investments as well as bolt-on acquisitions.

Ericsson’s fixed network business combined with Marconi’s broadband access offering and Marconi’s long-standing relationships with leading fixed operators will reinforce Ericsson’s market position.

Strategic assets

Ericsson will acquire assets representing about 75 percent of Marconi’s turnover:

•	Marconi’s optical networking business

•	Marconi’s broadband and fixed radio access network business

•	Marconi’s softswitch business

•	Marconi’s data networking equipment and services businesses

•	Marconi’s relevant telecommunications services activities

•	The Marconi trademark, associated brand names and IPR

Ericsson will pay approximately SEK 16.8 b. (GBP 1.2 b.) to Marconi in cash on completion, subject to certain closing adjustments. The acquisition will add roughly SEK 14.0 b. (GBP 1.0 b.) in sales and is expected to have a neutral effect on Ericsson’s EPS in 2006 with positive contribution from 2007. Ericsson believes that operating margins in line with Ericsson’s corporate average can be achieved in the acquired businesses over time.

The businesses to be acquired had net tangible assets of approximately SEK 1.4 b. (GBP 0.1 b.) at September 30, 2005. The acquisition cost for Ericsson will be allocated mainly to intellectual property rights (brands, trade marks, patents etc.), which are expected to be tax deductible for Ericsson.

Strategic rationale and integration

The Marconi businesses are an excellent fit for Ericsson. The combined customer base will have access to a more comprehensive portfolio of solutions and will also benefit from an expanded R&D capability. The acquisition offers significant cross sales opportunities and expands Ericsson’s product offering to mobile operators.

The acquired businesses are generally well aligned with Ericsson’s existing operations, making the integration relatively straightforward. Most of the synergies will be gained from efficiency in the supply chain, and reduction of sales, general and administration overheads.

Carl-Henric Svanberg, President and CEO of Ericsson, continued: “Ericsson and Marconi know each other well and have had a successful partnership for over ten years. We bring together two pioneering telecom companies with a combined heritage of more than two centuries in the industry. Both companies have a rich history of innovation that has brought many of the technologies to market that are commonplace in our lives today. We look forward to welcoming so many of Marconi’s talented employees to Ericsson”.

About Marconi

Guglielmo Marconi sent the first wireless message over 100 years ago, starting an industrial era with the first wireless telegraph and signal company in 1897. Marconi has a long operating history and is today a major designer, manufacturer and supplier of telecommunications and information technology equipment and services. The majority of Marconi’s operations are in the UK, Italy, Germany and the US. Marconi has its headquarters in London.

Businesses to be acquired by Ericsson

Marconi’s core activities can be divided into two main business types, Network Equipment and Network Services.

Network Equipment covers the design and supply of communications systems that transmit and switch voice, data and video traffic, including Optical Networking, Broadband Access, Data Networks, Microwave Radio and Next Generation Switching. The businesses within Marconi’s Network Equipment that will be acquired by Ericsson had a turnover of approximately SEK 9.8 b. (GBP 0.7 b.) in the financial year ended March 2005.

Network Services covers a broad range of support services to telecommunications operators and other providers of communication networks: including Installation, Commissioning and Maintenance and Value Added Services. The businesses within Marconi’s Network Services that will be acquired by Ericsson had a turnover of approximately SEK 4.2 b. (GBP 0.3 b.) in the financial year ended March 2005.

Marconi’s top ten customers, representing some 50 percent of total sales, are (in alphabetical order): British Telecom, Deutsche Telecom, E-Plus, Metro City, O2, Telecom Italia, Telkom South Africa, Telstra, US Government and Vodafone.

The new Marconi

Marconi, which will be renamed telent plc, will have a new business focus as a leading services provider to telecommunications and enterprise customers, and will be Ericsson’s preferred services partner in the UK. Marconi will retain its UK Pension Plan and its net cash as at December 31, 2005 (which, as at September 30, 2005, amounted to GBP 275 million). Marconi is proposing to return a significant amount of the available proceeds from the transaction to its shareholders.

For more information about Marconi, refer to http://www.marconi.com

Review and approvals

The acquisition requires approval from Marconi’s shareholders and clearance from the relevant competition and other regulatory authorities, including the European Commission. The Board of Marconi intends to recommend that Marconi shareholders vote in favor of the transaction at an extraordinary general meeting, which will take place on or about December 21, 2005. Subject to receipt of the necessary approvals, the transaction is expected to be completed at year-end 2005.

Enskilda Securities is acting as financial advisor to Ericsson. Morgan Stanley & Co. Limited, Lazard & Co. Limited and JPMorgan Cazenove Limited are acting as financial advisors to Marconi.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com

Press conference

Carl-Henric Svanberg, President and CEO, Ericsson and Mike Parton, Chief Executive, Marconi will hold a joint press conference for media in London at JPMorgan Cazenove Limited, 20 Moorgate, London EC2R, at noon today.

During the day, there will also be an investor call. For further information call Ericsson Investor Relations.

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson media contacts

Åse Lindskog, Director of media relations

Phone: +46 8 719 9725, mobile +46 730 244 872

E-mail: press.relations@ericsson.com

Ilyana Guzman, Manager media relations

Phone: +46 8 757 0781, mobile: +46 709 863 526

E-mail: press.relations@ericsson.com

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson investor contacts

Gary Pinkham, VP, investor relations

Phone: +46 8 719 0000, mobile +46 730 371 371

E-mail: investor.relations@ericsson.com

Marconi press contacts

David Beck

Phone: +44 20 7306 1490

E-mail: david.beck@marconi.com

Charles Cook

Phone: +44 20 7861 3928

E-mail: ccook@bell-pottinger.co.uk

Zoe Sanders

Phone: +44 20 7861 3887

E-mail: zsanders@bell-pottinger.co.uk

Marconi investor contacts

Salim Alam

Phone: +44 20 7306 1324

E-mail: salim.alam@marconi.com

Karen Keyes

Phone: +44 20 7306 1345

E-mail: karen.keyes@marconi.com

Enskilda Securities AB is acting for Ericsson in connection with the Transaction and no other party and will not be responsible to anyone other than Ericsson for providing the protections afforded to clients of Enskilda Securities AB or for providing advice in relation to the Transaction.

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: October 25, 2005